ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.                ________         Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                  (303) 839-0061
------

Will Hart

                                December 20, 2012


Brandon Hill
Division of Corporation Finance
Securities and Exchange Commissions
100 F Street Northeast
Washington D.C.  20549

      Re:   EFL Overseas, Inc., Proxy Statement

      This office represents EFL Overseas, Inc. (the "Company"). The following are the responses to the comments received from the staff by letter dated December 17, 2012.

      Please refer to the second sentence of the instruction to Item 13 to
Schedule 14A. The matter to be acted upon is not.

     o    the authorization or issuance of senior securities,

     o the authorization or issuance of common stock in an exchange, merger, consolidation, acquisition or similar transaction, or

     o the authorization of preferred stock with the present intent to issue any preferred stock.

      As a result, the financial statements specified by Item 13(a) of Schedule 14A are not required to be included in the Company's proxy statement.

      We note that your statement "in light of your belief that the Nahanni acquisition meets the significant subsidiary test". The fact that the Nahanni acquisition meets the significant subsidiary test has nothing to do with the financial statements which may be required by Item 13(a) of Schedule 14A. The financial statements which may be required by Item 13(a) are the financial statements of EFL Overseas, not Nahanni. If the financial statements for Nahanni were required (which they are not), they would be required by Item 14 of
Schedule 14A, not Item 13.

      We note the reference the staff's letter to "your proxy statement for the Nahanni transaction." As we have previously explained, the proxy statement does not relate to the Nahanni acquisition. The acquisition of the assets from Nahanni has been completed. The Company believes it has a sufficient number of authorized but unissued shares to raise the capital required to support its anticipated exploration and development expenses associated with the KGP for the next three years.



                                    Very Truly Yours,

                                    HART & TRINEN, L.L.P.


                                    By /s/ William T. Hart

                                       William T.  Hart